06012857

NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail 82-1252
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SEC MAIL RECEIVED PROCESSING SECTION APR 25 2006 WASH, D.C. 152

SUPPL

Vevey, 13 April 2006
FXP/dme

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Nestlé and Inventages Launch New Fund"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

F.X. P

F.X. Perroud
Vice President

Encl.

4/27

Nestlé

PRESS RELEASE

Nestlé and Inventages Launch New Fund

Vevey, April 13, 2006 – Nestlé has concluded discussions for the creation of a new fund to be called W. Health, announced in autumn of 2005. This fund will invest in companies active in health, well-being and nutrition as an external complement to Nestlé's own well-developed internal research and development competencies.

This investment will reinforce Nestlé's competitive position in nutrition in our strategic areas of food, beverages and pet care.

The fund will be managed by an independent partnership constituted by Mr. Wolfgang Reichenberger, Nestlé CFO until the end of 2005, and Dr. Gunnar Weikert, founder of Inventages. Nestlé has committed funds of EUR 500 million, with the possibility of increasing this sum.

As announced in September 2005, the fund is intended to help Nestlé grow promising new businesses in the area of science-based nutrition and accelerate its progress to a company delivering nutrition, health and well-being products in food, beverages and pet care.

Contacts:	***Media:***	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*